Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
May 11, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Amendment No. 3 to Registration Statement on Form S-11 File No. 333-154975 — Filed May 11, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated March 27, 2009, regarding Amendment No. 2 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has filed today Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR, which reflects the responses below. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Investment Strategy, Objectives and Policies, page 38
1.	Comment: We note your response to comment 6 of our letter dated January 16, 2009. Please include in the prospectus your response that discusses the reasonable basis for your statement that the demand for real property in the Western United States will continue to grow, even though the U.S. economy is currently experiencing a downturn.

Mr. Tom Kluck
May 11, 2009

Response: The disclosure at pages 39 and 40 of Amendment No. 3 has been revised to discuss the basis for the Issuer’s statement that demand for real property in the Western United States will continue to grow even though the U.S. economy is currently experiencing a downturn.
Prior Performance Summary, page 68
2.	Comment: You disclose that on December 19, 2008, TNP Vulture Fund VIII, LLC sold a 45.47% interest in VF Carson, LLC to an affiliate, TNP SLI Green Building Fund, LP for an aggregate purchase price of $5,000,000 and that VF Carson LLC is the sole owner of an eleven story building located at 302 E. Carson, Las Vegas, Nevada. You also disclose in Table VI on page II-5 that this property was purchased on October 3, 2008. Thus, we note that TNP Vulture Fund VIII, LLC held 100% of this property for only three months. Please tell us the business purpose of the sale of the 45.47% interest in the property. To the extent that adverse business developments or conditions played a factor in the sale, please expand your disclosure on page 69 as required by Industry Guide 5.

Response: TNP Vulture Fund VIII, LLC (“Vulture Fund”) purchased the property located at 302 E. Carson, Las Vegas, Nevada (the “Carson property”) in October 2008 as a development property that required comprehensive structural and cosmetic changes, renovations and upgrades. The Vulture Fund purchased the Carson property with the intention of identifying a joint venture partner with LEED (Leadership in Energy and Environmental Design) construction experience to renovate the property. Subsequently, Thompson National Properties, LLC, the Issuer’s sponsor, formed TNP/SLI Green Building Fund, LP, a joint venture with Shangri-La Industries, LLC (the “Green Building Fund”), to invest in value-add commercial and industrial assets that can be retrofitted, repositioned or redeveloped as energy efficient and environmentally sustainable. The transfer of the 45.47% interest in the Carson property to the Green Building Fund created the intended joint venture to renovate the property under the U.S. Green Building Council LEED Rating System in conjunction with Shangri-La Construction, a specialty unit of Shangri-La Industries, LLC, that specializes in the construction, retrofit and redevelopment of commercial real estate to achieve increased environmental sustainability and energy efficiency. The transfer of the interest in the Carson property was not the result of adverse business developments or conditions.

Mr. Tom Kluck
May 11, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Ms. Kristina Aberg, Division of Corporation Finance Mr. Anthony W. Thompson